

Gary Fleishman · 3rd

Commercial & Residential Agent at REMAX

Los Angeles County, California, United States ·
500+ connections · **Contact info**

Shark Wheel LLC

**California State Univ
Los Angeles**

Featured

Home | 4sphere Alternating Wake Turbines
4sphere.com

4sphere has developed a revolutionary energy recovery system that drastically lowers desalination and w
recycling electricity costs making these water purification system a viable solutions for water scarce regi
Please see our Products page for more information. 4sphere has developed a Hydro-Generation and Win
Turbine that is able to produce sustainable energy for a fraction of the price.

Experience

C.E.O.
Shark Wheel LLC

REMAX ESTATE PROPERTIES
7 mos

Commercial & Residential Agent @ Remax Estat







Self-employed
Apr 2020 – Present · 7 mos
Silicon Beach/Westchester - Palos Verdes - Venic

Commercial & Residential Agent
Self-employed
Apr 2020 – Present · 7 mos
Silicon Beach/Westchester & Palos Verdes

Commercial & Residential Agent
REMAX · Self-employed
Apr 2020 – Present · 7 mos
Silicon Beach/Westchester Palos Verdes Venice-M

CEO
Shark Wheel
Jan 2011 – Present · 9 yrs 10 mos
Orange County, California Area

The "Reinvention of the Wheel" - Literally. This gro
shift because of its unique geometry. Tested and p
party analysis, this wheel will revolutionize the wh
arena, Shark Wheel is positioned to enter numerou

CEO
4sphere
Jan 2010 – Present · 10 yrs 10 mos
Greater Los Angeles Area

A Revolutionary Wind Turbine that is unique with a
the problems currently confronting this industry. I
It is the first truly different design to come out in over 50 years. It is a Game Changer with No Noise or Vibrations, No RPM Limitations or RF signals (impacts cell phones), NO BIR ...see mor

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Education

California State University-Los Angeles
Bachelor of Arts (B.A.), M.A., Recreation, Special Education, minor Psychology
1998 – 2004
Activities and Societies: Intramural Basketball and Wrestling

California State University, Los Angeles

Masters, Special Education; minor-Psychology
1968 – 1972
Activities and Societies: Intramurals Basketball &

B.S. Recreation Education



Santa Monica College

nth, get enough credits to transfer
1963 – 1965

Came back to teach at SMC from 1973-84 (part-t
started the first Special Education class at SMC

Skills & Endorsements

Investment Properties · 99

 Endorsed by **Stephanie Vitacco and 20 others who are**

Real Estate · 77

 Endorsed by **Stephanie Vitacco and 21 others who are highly skilled at this**

Residential Homes · 68

Endorsed by **Gareth Davies and 10 others who are highly skilled at this**

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